(CINRAM LOGO)

2255 MARKHAM ROAD, SCARBOROUGH, ONTARIO, M1B 2W3



NEWS RELEASE
--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE



                     CINRAM ANNOUNCES SECOND QUARTER RESULTS
            (All figures in U.S. dollars unless otherwise indicated)


TORONTO, ON -- August 10, 2006 -- Cinram International Income Fund ("Cinram" or the "Fund") (TSX: CRW.UN) today reported its results for the second quarter and six months ended June 30, 2006.

Cinram reported consolidated revenue of $398.9 million for the quarter ended June 30, 2006, compared to $449.6 million for the same quarter in the prior year. The Fund recorded a net loss for the quarter of $18.6 million or $0.32 per unit/share basic and diluted for the quarter ended June 30, 2006, compared to net earnings of $4.6 million or $0.08 per unit/share basic and diluted for the same quarter in the prior year. Consolidated revenue for the six months ended June 30, 2006 was $846.8 million, compared to $903.4 million for the same period in the prior year. For the year-to-date, the Fund reported a net loss of $14.7 million or $0.25 per unit/share basic and diluted, compared to net earnings of $8.7 million or $0.15 per unit/share basic and diluted for the same period in the prior year.

The Fund generated earnings before interest, taxes and amortization (EBITA(1)) of $55.8 million and $126.1 million for the quarter and six months ended June 30, 2006, compared to $75.9 million and $150.2 million, respectively, in the prior year.

For the three months and year-to-date ended June 30, 2006, the Fund recorded unusual item charges of $15.8 million and $27.2 million, respectively. Unusual items recorded for the quarter and year-to-date consisted of one-time transaction costs associated with the conversion to an income trust, facility restructuring charges in Commerce, California and Louviers, France, the write-off of deferred financing fees and a $5.0 million gain resulting from the termination of a previous interest rate hedging arrangement.

"The second quarter was one of change for Cinram, as we completed our conversion into an income trust, paid our initial monthly distributions to unitholders and saw the retirement of Isidore Philosophe, Cinram's founding CEO," stated Dave Rubenstein, Chief Executive Officer. "While the second quarter is traditionally our slowest due to the seasonal nature of our business, it was compounded by a lacklustre release schedule for some of our customers, which will in all likelihood carry through into the third quarter of this year. This, however, should not be construed as a downturn in the DVD marketplace overall and our business performance should be viewed on an annual basis."

As at June 30, 2006, the Fund's net debt position improved to $543.6 million, compared to $646.4 million at December 31, 2005. In connection with the recent conversion to an income trust, Cinram terminated its previous credit facility and entered into a new, five year, senior secured credit facility for $825.0 million, consisting of a $675.0 million term loan and a $150.0 million revolving credit facility.


DISTRIBUTIONS

The Board of Trustees of the Fund has approved an increase in distributions of Cdn$0.25 per unit on annualized basis, taking the total annual distribution to Cdn$3.25 per unit. The increase will be effective with the distribution declared today. Cinram today declared a cash distribution of Cdn$0.2708 per unit. This distribution will be paid on or about September 15, 2006 to unitholders of record at the close of business on August 31, 2006. In addition, Cinram International Limited Partnership (the "Partnership") announced a cash distribution of Cdn$0.2708 per Class B limited partnership unit. This distribution will also be paid on or about September 15, 2006 to unitholders of record at the close of business on August 31, 2006.

The distribution policy of both the Fund and the Partnership is that unitholders of record at the close of business on the last business day of each calendar month will receive a distribution on or about the 15th day of the following month. The monthly distribution will be Cdn$0.2708 per unit, representing Cdn$3.25 per unit on an annualized basis.


CAPITAL EXPENDITURES

When Cinram announced its distribution policy upon conversion to an income trust, $120.0 million was reserved for anticipated annual capital expenditure requirements. With respect to capital expenditure for 2006, it is expected to be approximately $80.0 million, subject to any currently unforeseen developments. The Board of Trustees will be reviewing how any resulting incremental cash could be redeployed.


PRODUCT REVENUES

DVD revenue for the quarter ended June 30, 2006, decreased 15% to $187.2 million, compared to $219.4 million for the same quarter in the prior year as a result of lower unit shipments for major customers. DVD sales remain our major source of revenue, representing 47% of consolidated revenue for the second quarter, down from 49% last year. For the six months ended June 30, 2006, DVD revenue was down 7% to $412.7 million, compared with $443.6 million for the same period in the prior year. For the year-to-date, DVD revenue accounted for 49% of consolidated revenue, which is consistent with the same period in the prior year.

Cinram recorded HD-DVD revenue for the quarter and year-to-date ended June 30, 2006 of $1.1 million and $1.2 million, respectively.

Second quarter audio CD revenue was down 3% to $56.7 million from $58.2 million in 2005, and decreased 5% for the year-to-date, relative to 2005. The CD segment accounted for 15% of second quarter revenue, consistent with the prior year.

Printing revenue for the second quarter ended June 30, 2006 was down 20% to $40.2 million from $50.5 million in 2005, consistent with declining sales in both the Home Video segment and CD segment. For the year-to-date, printing revenue was down 20% to $82.1 million from $102.4 million, principally as a result of lower DVD volumes, which negatively affected printing revenue. The Printing segment accounted for 10% of consolidated sales in the second quarter of 2006, down from 11% during the second quarter of 2005. For the year-to-date, printing revenue accounted for 10% of consolidated sales, compared with 11% in 2005.

Distribution revenue was down 10% in the second quarter to $62.1 million from $68.9 million in 2005. For the year-to-date, distribution revenue increased 8% to $139.5 million from $128.8 million in 2005. Distribution accounted for 16% of consolidated revenue in the second quarter up from 15% in 2005. For the year-to-date, distribution revenue represented 16% of consolidated sales up from 14% in 2005.

Giant Merchandising generated revenue of $38.0 million in the second quarter up 4% from $36.4 million for the same quarter in the prior year. For the year-to-date, revenue from Giant Merchandising was down 3% to $65.3 million from $67.2 million in 2005. Revenue from other non-core activities increased to $7.5 million in the second quarter from $4.7 million in 2005. For the year-to-date, revenue from non-core activities increased to $13.2 million from $10.0 million in 2005. These activities included authoring and other pre-production services, information technology, as well as the sale of components, stampers and digital linear tapes.


GEOGRAPHIC REVENUES

North American revenue was down 14% in the second quarter to $293.4 million, compared to $340.6 million for the same quarter in the prior year, principally as a result of lower DVD, CD and printing revenue. For the year-to-date, North American revenue was down 10% to $620.5 million, compared to $692.3 million for the same period in the prior year, as a result of lower DVD, audio CD and printing revenues. North America accounted for 74% and 73% of second quarter and year-to-date consolidated revenue, down from 76% and 77%, respectively, in 2005.

European revenue decreased 3% in the second quarter to $105.5 million from $109.0 million in 2005 as a result of lower DVD, VHS video cassette, CD, CD-ROM and audio cassettes sales. For the year-to-date,

European revenue increased 7% to $226.3 million from $211.1 million for the same period in 2005. For the quarter ended June 30, 2006, as a percentage of consolidated sales, European revenue represented 26%, compared to 24% for the same quarter in the prior year. For the year-to-date, European revenue represented 27% of consolidated revenue, up from 23% for the same period in 2005.


OTHER FINANCIAL HIGHLIGHTS

Gross profit for the second quarter and six months ended June 30, 2006 decreased to $57.5 million and $139.3 million, respectively, from $76.1 million and $152.0 million in the prior year. The decrease in gross profit was principally attributable to reduced DVD business combined with lower selling prices and reduced margins from the printing business. As a percentage of consolidated revenue, gross profit decreased to 14% and 16% in the second quarter and first half of 2006, respectively, compared to 17% for both the corresponding 2005 periods. Amortization expense from capital assets, which is included in the cost of goods sold decreased to $37.0 million and $73.7 million, from $39.0 million and $77.1 million, respectively, in the second quarter and first six months of 2005.


UNUSUAL ITEMS

In connection with the conversion to an income trust on May 5, 2006, Cinram repaid all amounts outstanding under its previous credit facility and simultaneously entered into a new, five year credit facility. As a result, the Fund wrote-off $16.9 million, representing the unamortized portion of the deferred financing fees asset relating to the previous credit facility. Also, as a result of the conversion to an income trust, a previous interest rate hedging arrangement was terminated resulting in a gain of $5.0 million.

In the first quarter of 2006, Cinram finalized an exit plan to shut down a DVD and CD replication facility located in Commerce, California. The facility ceased production in March 2006, the exit plan was finalized, and termination notices were given to approximately 350 employees. As a result, contractual severance and other employee related costs amounting to $3.0 million were recorded as an unusual item. During the 2006 second quarter, additional charges of $0.4 million have been incurred.

In the first quarter of 2006, we finalized a plan to shut down CD operations at our facility located in Louviers, France. The plan was communicated to the workers council in March 2006 and management continues to negotiate the plan with the workers council. As a result of this restructuring, approximately 120 employees were affected and contractual severance and other employee related costs amounting to $4.7 million were recorded as an unusual item. During the second quarter, additional charges of $1.8 million have been incurred for additional severance charges, including $0.6 million relating to the closure of a sales and marketing office located in Paris, France.

To effect the reorganization into an income trust, additional transaction costs including fees paid to financial, tax and legal advisors of $1.4 million were recognized during the second quarter as the conversion to an income trust was completed on May 5, 2006. Total costs incurred to June 30, 2006 were
$4.9 million.


BALANCE SHEET AND LIQUIDITY

Our balance sheet continues to be strong. Prior to converting to an income trust on May 5, 2006, Cinram reduced its debt balance by $52.4 million. Combined with the Fund's cash balance of $139.1 million, this helped improve its net debt position at June 30, 2006, to $543.6 million from $646.4 million at the end of the prior year.

Liquidity remained strong at June 30, 2006, with $139.1 million of cash on hand. The Fund has a $150.0 million revolving line of credit, which allows for working capital fluctuations due to the seasonality of the business.

Working capital at June 30, 2006 was $202.5 million, a significant increase from $146.8 million at the end of the prior year.


SHARE VOLUME DATA

For the quarter and year-to-date ended June 30, 2006, the basic weighted average number of Cinram units and exchangeable limited partnership units outstanding was 57.7 million and 57.5 million, compared to 57.2 million and 57.0 million, respectively, in the prior year.

SUBSEQUENT EVENTS

Subsequent to the quarter ended June 30, 2006, Cinram executed hedges against both interest rate and currency exchange volatility. The Fund entered into a five-year, $400.0 million swap agreement fixing the interest rate at 5.55%. When added to the spread over LIBOR of 175 basis points, the all in rate is 7.3%. Cinram also entered into currency options for $64.0 million, selling US$ for CDN$ at predetermined prices for the next 12 months.

Also subsequent to the quarter ended June 30, 2006, Cinram's Board of Trustees announced the appointment of a new trustee, Randall Yasny. Mr. Yasny is a Managing Director with Amaranth Advisors (Canada) ULC, the Canadian advisor to the Amaranth group of private investment funds, including Amaranth Canada Trust, which is the Fund's largest unitholder with approximately 15.3% of the outstanding units.

RECONCILIATION OF EBITA AND EBIT TO NET EARNINGS (LOSS)
----------------------------------------------------------------------------------------------------
                                            Three Months Ended June 30      Six Months Ended June 30
(unaudited, in thousands of U.S. dollars)       2006              2005          2006            2005
----------------------------------------------------------------------------------------------------
EBITA                                        $55,833           $75,896      $126,124        $150,222
----------------------------------------------------------------------------------------------------
Amortization of capital assets               $36,959           $38,987       $73,709         $77,124
Amortization of intangible assets            $16,100           $16,052       $32,006         $32,255
Amortization of deferred financing fees         $684            $1,473        $2,191          $2,946
Write-off of deferred financing fees         $16,945                --       $16,945              --
----------------------------------------------------------------------------------------------------
EBIT(2)                                     $(14,855)          $19,384        $1,273         $37,897
----------------------------------------------------------------------------------------------------
Interest expense                             $11,719           $13,269       $23,456         $26,383
Investment income                            $(1,413)            $(169)      $(2,268)          $(459)
Income taxes                                 $(6,535)           $1,700       $(5,224)         $3,314
----------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                         $(18,626)           $4,584      $(14,691)         $8,659
----------------------------------------------------------------------------------------------------

(1) EBITA is defined herein as earnings before interest expense, interest income, income taxes, amortization, and a write-off of deferred financing fees, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBITA is not a defined term under generally accepted accounting principles (GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBITA to net earnings under GAAP as found in the table above.

(2) EBIT is defined herein as earnings before interest expense, interest income and income taxes, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBIT is not a defined term under generally accepted accounting principles
(GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBIT to net earnings under GAAP as found in the table above.

DISTRIBUTABLE CASH(3)
------------------------------------------------------------------
                                               THREE MONTHS ENDED
(unaudited, in thousands of U.S. dollars)           JUNE 30, 2006
------------------------------------------------------------------
Cash flow from operations                                $ 47,889
Less:
Capital expenditures                                      (13,260)
Debt repayments(1)                                       $ (1,843)
                                               -------------------
Distributable cash                                       $ 32,786
Distributions declared(2)                                $ 24,564
Payout ratio                                                  75%
------------------------------------------------------------------

(1) Subsequent to the conversion date on May 5, 2006, the Fund made debt repayments of $1,843.

(2) Includes distributions declared for May 2006 and June 2006. There was no distribution declared in April 2006. Had the conversion taken place, effective April 1, 2006, distributions for the quarter would have been $38,967, representing a payout ratio of 119%.

(3) Distributable cash is defined herein as cash flow from operations less the sum of capital expenditures and debt repayments and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. Distributable cash is not a defined term under generally accepted accounting principles (GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP.

AUGUST 11 CONFERENCE CALL AND WEBCAST

Cinram's management team will host a conference call to discuss the second quarter results on Friday, August 11, 2006 at 10:00 a.m. (ET). To participate, dial 1-866-225-8754 -- Reservation #21197120. The call will also be webcast live at http://investors.cinram.com/.


ABOUT CINRAM

Cinram International Inc., an indirect wholly-owned subsidiary of the Fund, is the world's largest provider of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe, Cinram International Inc. manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, audio cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. The Fund Units are listed on the Toronto Stock Exchange under the symbol CRW.UN and are included in the S&P/TSX Composite Index. For more information, visit our Web site at www.cinram.com.


Certain statements included in this release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Fund, or results of the multimedia duplication/ replication industry, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for the Fund's products and services; multimedia duplication/replication industry conditions and capacity; the ability of the Fund to implement its business strategy; the Fund's ability to retain major customers; the Fund's ability to invest successfully in new technologies and other factors which are described in the Fund's filings with the securities commissions.


                                     - 30 -

FOR MORE INFORMATION:
Debra Chan
Tel: (416) 298-8190
debrachan@cinram.com

                                                                   (CINRAM LOGO)

INTERIM CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

------------------------------------------------------------------------------------
                                                              JUNE 30    December 31
                                                                 2006           2005
                                                          (UNAUDITED)
------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                               $  139,066     $   89,921
   Accounts receivable                                        366,973        589,417
   Income taxes recoverable                                    22,963             --
   Inventories                                                 41,956         45,482
   Prepaid expenses                                            17,747         20,610
   Future income taxes                                         33,998         33,835
------------------------------------------------------------------------------------
                                                           $  622,703     $  779,265

Capital assets                                                561,118        601,481
Goodwill                                                      330,779        330,274
Intangible assets                                             213,482        241,604
Deferred financing fees                                         5,808         18,954
Other assets                                                   11,793         13,948
Future income taxes                                            29,695         28,416
------------------------------------------------------------------------------------
                                                           $1,775,378     $2,013,942
====================================================================================

LIABILITIES AND SHAREHOLDERS'/UNITHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable                                        $   88,872     $  202,550
   Accrued liabilities                                        303,062        351,580
   Distributions payable                                       13,103             --
   Income taxes payable                                            --         15,479
   Current portion of long-term debt                           14,379         62,136
   Current portion of obligations under capital leases            814            727
------------------------------------------------------------------------------------
                                                           $  420,230     $  632,472

Long-term debt                                                668,250        674,137
Obligations under capital leases                                3,107          3,272
Other long-term liabilities                                    59,766         55,135
Future income taxes                                            93,915        103,018

SHAREHOLDERS'/UNITHOLDERS' EQUITY:
   Fund units                                              $  168,357     $       --
   Exchangeable limited partnership units                      14,330             --
   Capital stock                                                   --        173,775
   Contributed surplus                                          4,765          4,634
   Retained earnings                                          276,379        317,121
   Foreign currency translation adjustment                     66,279         50,378
------------------------------------------------------------------------------------
                                                              530,110        545,908
------------------------------------------------------------------------------------
                                                           $1,775,378     $2,013,942
====================================================================================

See accompanying notes to unaudited interim consolidated financial statements.

                                                                   (CINRAM LOGO)

INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
AND RETAINED EARNINGS
(unaudited, in thousands of U.S. dollars, except per share/Unit/
Exchangeable LP Unit amounts)

----------------------------------------------------------------------------------------------------------
                                               Three months ended June 30         Six months ended June 30
                                                   2006              2005           2006              2005
----------------------------------------------------------------------------------------------------------
Revenue                                        $398,946          $449,586       $846,773          $903,404
Cost of goods sold                              341,398           373,444        707,434           751,433
----------------------------------------------------------------------------------------------------------
Gross profit                                     57,548            76,142        139,339           151,971
Selling, general and administrative expenses     39,803            39,233         76,671            75,009
Amortization of intangible assets                16,100            16,052         32,006            32,255
Amortization of deferred financing fees             684             1,473          2,191             2,946
Unusual items                                    15,816                --         27,198             3,864
----------------------------------------------------------------------------------------------------------
Earnings (loss) before the undernoted           (14,855)           19,384          1,273            37,897
Interest on long-term debt                       11,652            13,155         23,272            26,131
Other interest                                       67               114            184               252
Investment income                                (1,413)             (169)        (2,268)             (459)
----------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes             (25,161)            6,284        (19,915)           11,973
----------------------------------------------------------------------------------------------------------
Income taxes                                     (6,535)            1,700         (5,224)            3,314
----------------------------------------------------------------------------------------------------------
Net earnings (loss)                             (18,626)            4,584        (14,691)            8,659
----------------------------------------------------------------------------------------------------------

Retained earnings, beginning of period          319,569           243,056        317,121           240,367
----------------------------------------------------------------------------------------------------------
Dividends declared                                   --            (1,377)        (1,487)           (2,763)
----------------------------------------------------------------------------------------------------------
Distributions declared                          (24,564)               --        (24,564)               --
----------------------------------------------------------------------------------------------------------
Retained earnings, end of period               $276,379          $246,263       $276,379          $246,263
==========================================================================================================
Earnings (loss) per unit or share:
   Basic                                       $  (0.32)         $   0.08       $  (0.25)         $   0.15
   Diluted                                     $  (0.32)         $   0.08       $  (0.25)         $   0.15
==========================================================================================================
Weighted average number of units and
Exchangeable LP Units outstanding,
   (common shares up to May 5, 2006)
   (in thousands):
   Basic                                         57,657            57,195         57,482            57,027
   Diluted                                       57,657            57,826         57,482            57,621
==========================================================================================================

See accompanying notes to interim unaudited consolidated financial statements.

                                                                   (CINRAM LOGO)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, In thousands of U.S. dollars)

---------------------------------------------------------------------------------------------------------------
                                                   Three months ended June 30          Six months ended June 30
                                                        2006             2005            2006              2005
---------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
OPERATING ACTIVITIES:
   Net earnings (loss)                             $ (18,626)       $   4,584       $ (14,691)        $   8,659
   Items not involving cash:
      Amortization                                    53,743           56,512         107,906           112,325
      Write off of deferred financing fees            16,945               --          16,945                --
      Non-cash stock-based compensation                   66              134             131               363
      Future income taxes                            (12,678)              --         (11,234)               --
      Gain on disposition of capital assets             (422)            (100)           (407)              (72)
   Change in non-cash operating working capital        8,861           21,245          33,036           (38,208)
---------------------------------------------------------------------------------------------------------------
                                                      47,889           82,375         131,686            83,067
FINANCING ACTIVITIES:
   Increase in long term debt                        675,000               --         675,000            39,000
   Repayment of long-term debt                      (686,750)         (78,211)       (728,643)          (94,924)
   Decrease in obligations under capital leases         (193)            (176)           (372)             (426)
   Increase in financing fees                         (5,993)              --          (5,993)               --
   Issuance of common shares/units                     8,857              925           8,912             3,256
   Dividends paid                                         --           (1,377)         (1,487)           (2,763)
   Distributions paid                                (11,170)              --         (11,170)               --
---------------------------------------------------------------------------------------------------------------
                                                     (20,249)         (78,839)        (63,753)          (55,857)
INVESTING ACTIVITIES:
   Purchase of capital assets                        (13,260)         (14,854)        (26,187)          (48,140)
   Proceeds on disposition of capital assets             173              405             201               578
   Decrease (increase) in other assets                (1,441)           3,970           2,347            13,458
   Decrease in other long-term liabilities             2,926              362           2,636               767
---------------------------------------------------------------------------------------------------------------
                                                     (11,602)         (10,117)        (21,003)          (33,337)
Foreign exchange loss (gain) on cash held
   in foreign currencies                               1,370             (339)          2,215            (2,002)
---------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents      17,408           (6,920)         49,145            (8,129)
Cash and cash equivalents, beginning of period       121,658           40,580          89,921            41,789
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period           $ 139,066        $  33,660       $ 139,066         $  33,660
===============================================================================================================

Cash and cash equivalents are defined as cash and short-term deposits, which have an original maturity of less than 90 days. See accompanying notes to unaudited interim consolidated financial statements.